THISWAY GLOBAL, LLC

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020 AND DECEMBER 31, 2019

THISWAY GLOBAL, LLC

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Members of THISWAY GLOBAL, LLC

603 Davis St. Ste 103

Austin Texas 78701

I have audited the accompanying financial statements of THISWAY GLOBAL, LLC, which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Changes in Members' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of THISWAY GLOBAL, LLC as of December 31, 2020 and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



05/14/2021

THISWAY GLOBAL, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	492,252	330,457
Prepaid expenses		-	209
Accounts Receivable		980,245	8,231
(less allowance for doubtful accounts)		(193,387)	-
Accounts Receivable, net		**786,858**	**8,231**
Total current assets		**1,279,110**	**338,897**
Fixed Assets:			
Computer Equipment		18,253	18,253
(less accumulated depreciation)		(6,590)	(3,674)
Total Fixed Assets		**11,663**	**14,579**
Intangibles Assets:			
Software		1,283,158	693,895
(less accumulated amortization)		(140,972)	(55,428)
Total Intangibles		**1,142,186**	**638,467**
Non-current assets:			
Security Deposits		-	27,100
Total non-current assets		**-**	**27,100**
Total Assets	$	**2,432,959**	**1,019,043**
Liabilities & Members' Equity			
Current liabilities:			
Credit cards		4,372	3,578
Payables due to Owners		37,471	37,471
Convertible debt		850,000	850,000
Accrued interest- Convertible debt		112,625	69,038
Deferred revenues		11,282	17,072
Deferred rent		-	16,210
Sales tax payable		75,458	1,088
Other payables		8,000	-
Payroll & benefits payable		10,902	6,863
Accounts Payable		315	-
Total current liabilities		**1,110,425**	**1,001,320**

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Non-current Liabilities:			
Deferred Salaries		80,000	80,000
Convertible debt		3,702,080	2,000,000
Accrued interest- Convertible debt		325,123	162,443
Total non-current liabilities		4,107,203	2,242,443
Total liabilities	$	**5,217,628**	**3,243,763**
Equity:			
Owners' Contributions		-	-
Owners' withdrawals		(220,000)	(120,000)
Retained Earnings (accumulated deficit)		(2,104,720)	(765,008)
Net income (loss)		(459,949)	(1,339,712)
Total Equity		**(2,784,669)**	**(2,224,720)**
Total Liabilities & Equity	$	**2,432,959**	**1,019,043**

The accompanying notes are an integral part of these financial statements.

THISWAY GLOBAL, LLC

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Sales revenue	$	976,187	158,961
Other revenue		4,475	49,451
Total revenues		**980,662**	**208,412**
Cost of goods sold:		**42,510**	**62,063**
Gross Profit		**938,152**	**146,349**
Expenses:			
Salaries		383,535	507,577
Contractors		30,670	187
Taxes		38,287	47,258
Conferences & Tradeshows		4,319	55,630
Training		19,201	16,156
IT software & consumables		114,103	99,274
Insurance		51,390	45,787
Legal & Professional Services		107,025	53,484
Advertising & Marketing		94,939	59,579
Travel		17,023	66,164
Meals & Entertainment		2,865	9,930
Consulting		23,000	48,881
Rent		113,615	157,444
Office supplies		31,306	61,661
Bank Charges & Fees		3,177	1,461
Interest expenses		206,267	172,089
Utilities		8,157	15,010
Depreciation		2,916	2,608
Amortization		85,544	46,260
Bad debt expense		202,512	-
Dues & Subscriptions		10,047	13,098
Postage, Freight & Courier		50	1,067
Miscellaneous expenses		73	5,473
Total Expenses		**1,550,021**	**1,486,078**
Income (loss) from Operations		**(611,869)**	**(1,339,729)**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME
(CONTINUED)
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

	2020	2019
Other Income (Expenses):		
SBA- Paycheck protection program loan	141,900	-
SBA- Targeted EIDL advance	10,000	-
Other Income	20	17
Total Other Income	**151,920**	**17**
Net loss	$ **(459,949)**	**(1,339,712)**

The accompanying notes are an integral part of these financial statements.

THISWAY GLOBAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Owners' Contributions	Owners' Withdrawals	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2018	-	-	(765,008)	**(765,008)**
Owners' Contributions	-	-	-	-
Owners' Withdrawals		(120,000)	-	**(120,000)**
Net income (loss)	-	-	(1,339,712)	**(1,339,712)**
Ending Balance, December 31, 2019	-	**(120,000)**	**(2,104,720)**	**(2,224,720)**
Owners' Contributions	-	-	-	-
Owners' Withdrawals	-	(100,000)	-	**(100,000)**
Net income (loss)	-	-	(459,949)	**(459,949)**
Ending Balance, December 31, 2020	-	**(220,000)**	**(2,564,669)**	**(2,784,669)**

The accompanying notes are an integral part of these financial statements.

THISWAY GLOBAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(459,949)	(1,339,712)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		2,916	2,608
Amortization		85,544	46,260
Bad debt expense		202,512	-
Changes in:			
Prepaid expenses		209	25,166
Accounts Receivable		(981,148)	(5,898)
Security deposits		27,100	-
Credit Cards		794	(1,519)
Payables to Owners		-	1,089
Accrued Interest		206,276	171,000
Deferred revenues		(5,790)	12,243
Deferred rent		(16,210)	12,019
Sales tax payable		74,370	923
Other payables		8,000	
Payroll & benefits payable		4,039	6,702
Deferred Salaries		-	
Accounts Payable		315	(5,900)
Net cash provided (used) by operating activities		**(851,022)**	**(1,075,019)**
Cash flow From Investing Activities:			
Purchase of Fixed Assets		-	(14,560)
Software development		(589,263)	(561,916)
Net cash provided (used) by investing activities		**(589,263)**	**(576,476)**
Cash flow from Financing Activities			
Owners' withdrawals		(100,000)	(120,000)
Issuance of Convertible debt		1,702,080	-
Net cash provided (used) by financing activities		**1,602,080**	**(120,000)**
Increase (decrease) in Cash		161,795	(1,771,495)
Cash, beginning of year		330,457	2,101,952
Cash, end of year	$	**492,252**	**330,457**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

THISWAY GLOBAL, LLC (the Company), is a Delaware limited liability company formed on September 30, 2016. The Company is a business and employment online service which sources and matches applicants to vacancies. The Company serves individual candidates in addition to employers and tech partners. Moreover, the Company has a solid tech foundation and utilizes artificial intelligence (AI) in its applicant sourcing.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Summary of significant accounting policies: (continued)

Fair Value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Summary of significant accounting policies: (continued)

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Fixed assets

This account currently consists of computer equipment that is recorded at cost and depreciated over a 6-year useful life using the straight-line method for financial reporting purposes. Depreciation expense amounted to USD 2,916 for the year 2020 and USD 2,608 for the year 2019.

Payables due to Owners

This account consists of a promissory note due to the Company's director for sums disbursed for the purpose of providing the Company with the working capital to fund its general, operational, corporate, securities and other legal matters. The note bears interest at a rate of 4% per annum and the entire unpaid principal balance and accrued interest are due and payable on or before December 31, 2021.

Deferred Salaries

This account comprises of deferred salaries from 2017 that are due to Management. As per a statement made by Management, no interest payments are warranted or expected for the entire balance. While no maturity date had been stipulated, Management does not believe that the balance is to be paid within a year, hence the long-term liability classification.

Summary of significant accounting policies: (continued)

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. Management believes that there is no reason for the loan not to be fully forgiven.

SBA- Targeted EIDL advance

The COVID-19 Targeted EIDL Advance was signed into law on December 27, 2020, as part of the Economic Aid to Hard-Hit Small Businesses, Non-Profits, and Venues Act. The Targeted EIDL Advance provides businesses in low-income communities with additional funds to ensure small business continuity, adaptation, and resiliency. While the SBA refers to the program as an advance, it was written into law as a grant. Therefore, the amount does not need to be repaid.

Accounts Receivable

Receivables include amounts that are due to be collected from customers for services provided by the Company. The Company established an allowance for doubtful accounts to write-down the value of receivables in 2020.

The Company's estimation is based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company recorded USD 202,512 in bad debt expense for the year 2020.

Summary of significant accounting policies: (continued)

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of software the Company has developed since its inception. The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The valuation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. The assumptions require significant judgement and actual results may differ from assumed and estimated amounts. No impairment charges were recorded for the years ended December 31, 2020 and December 31, 2019.

The Company amortizes software based on a useful life of 15 years. Amortization expenses amounted to USD 86,188 and USD 46,260 for the years 2020 and 2019, respectively.

Summary of significant accounting policies: (continued)

Convertible debt

This account includes convertible promissory notes issued to multiple investors with original maturity dates of December 31, 2019 and December 31, 2020. The notes bear interest at a rate of 6% per annum.

In the event that the notes remain outstanding on the maturity date, then the outstanding principal balance of the note and any unpaid accrued interest are converted into shares of the Company's common stock (or equivalent equity securities) at a conversion price equal to the quotient resulting from dividing USD 12,000,000 by the number of outstanding shares of common stock of the Company (or equivalent equity securities) as of the maturity date (assuming conversion of all convertible securities and exercise of all outstanding options and warrants, but excluding the equity securities of the Company issuable upon conversion of the notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity 'SAFE' notes).

As of December 31, 2020 and December 31, 2019, the majority holders have elected to extend the maturity date of these notes.

Additionally, this account includes convertible promissory notes issued as part of a capital raising campaign with the first disbursement occurring on August 18, 2020 for a total of USD 1,502,080. The note bears interest at a rate of 6% per annum and matures in 2 years.

Income taxes

The Company is subject to tax filing requirements as a pass through entity in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Summary of significant accounting policies: (continued)

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company has evaluated subsequent events through January 2021, there are no events that have occurred for which adjustments or disclosures are warranted.

Other matters

The Company's 2019 and 2020 financial statements have been restated for the effect of adjustments that were necessary as a result of the audit, an allowance for doubtful accounts was established and a bad debt expense was recognized. Additionally, software was capitalized, and the related amounts were removed from expenses, and amortization was recorded.